

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

March 17, 2008

Mr. David D. Johnson
Executive Vice President, Treasurer and Chief Financial Officer
Molex Incorporated
2222 Wellington Court
Lisle, Illinois 60532

     RE: **Molex Incorporated**
              Form 10-K for the fiscal year ended June 30, 2007
              Filed August 3, 2007
              File No. 0-07491

Dear Mr. Johnson:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                  Sincerely,

                                    Angela J. Crane
                                    Accounting Branch Chief